Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2017 RESULTS

Highlights

•	Golar LNG Partners LP (“Golar Partners” or “the Partnership”) reports net income attributable to unit holders of $25.4 million and operating income of $40.5 million for the fourth quarter of 2017.
•	Generated distributable cash flow of $26.0 million[1] for the fourth quarter with a distribution coverage ratio of 0.631.

•	Closed a Series A Preferred Unit offering raising net proceeds of $133.0 million.

Subsequent Events

•	Secured a 15-year contract for one of the Partnership’s two available FSRUs.
•	Declared an unchanged distribution for the fourth quarter of $0.5775 per unit.

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $25.4 million and operating income of $40.5 million for the fourth quarter of 2017 (“the fourth quarter” or “4Q”), as compared to net income attributable to unit holders of $26.5 million and operating income of $53.3 million for the third quarter of 2017 (“the third quarter” or “3Q”) and net income attributable to unit holders of $71.4 million and operating income of $72.1 million for the fourth quarter of 2016.

(USD '000)	Q4 2017	Q3 2017	Q4 2016
Total Operating Revenues	90,113	105,635	114,942
Adjusted EBITDA [2]	67,053	80,573	98,695
Operating Income	40,497	53,295	72,091
Non-operating Income	—	922	1,318
Interest Income	3,079	2,105	969
Interest Expense	(18,446)	(19,876)	(16,984)
Other Financial Items	9,080	(2,034)	20,556
Taxes	(4,475)	(4,378)	(2,822)
Net Income attributable to Golar Partners Owners	25,355	26,543	71,443
Net Debt [3]	1,069,228	1,171,153	1,264,336

As anticipated, total operating revenues decreased, from $105.6 million in the third quarter to $90.1 million in the fourth quarter. Three key events contribute to the $15.5 million decrease. Firstly, the FSRU Golar Winter was off-hire for 52 days as a result of its scheduled dry-dock. This was 10 days longer than originally expected due to a general strike initiated by the shipyard's workforce. Secondly, the sub charter arrangement with Golar LNG Limited (“Golar”) in respect of the carrier Golar Grand expired on November 1, 2017. From November 2, 2017, the Partnership receives hire at a reduced daily rate direct from the vessel's oil major charterer. Thirdly, on November 30, 2017 the carrier Golar Maria completed its charter with ENI. After repositioning, Golar Maria secured spot business at market rates for 12 days and idled for the remaining 19 days of the quarter.

Despite repositioning costs incurred by the Golar Maria, 4Q voyage and commission expenses were $1.6 million lower than 3Q. Positioning the FSRU Golar Spirit to temporary layup contributed to the higher 3Q cost. Operating expenses at $15.4 million were also lower than the prior quarter. Savings as a result of the FSRU Golar Spirit being in layup accounted for a significant proportion of the $1.8 million reduction.

Administrative expenses at $5.5 million were $0.5 million higher than 3Q and also higher than average expected costs. Legal and advisory costs in connection with the forthcoming Hilli Episeyo acquisition and higher than average management fees accounted for the increase.

Depreciation and amortization at $26.6 million is in line with 3Q.

Interest expense at $18.4 million for the fourth quarter was lower than the third quarter at $19.9 million. Much of the $1.5 million decrease reflects savings following settlement of the outstanding NOK 304 million balance of the October maturing NOK 1,300 million high yield bond.

The $107 million from the put back of Golar Tundra and the additional $70 million deposited with Golar in connection with the agreement to acquire the interest in Hilli Episeyo has given rise to interest income at a rate of 5% which accounts for the increase in interest income from $2.1 million to $3.1 million in 4Q.

Other financial items recorded a gain of $9.1 million for 4Q compared to a 3Q loss of $2.0 million. Non- cash interest rate swap gains of $9.2 million, compared to a $4.3 million gain in 3Q, were augmented by a non-cash $1.6 million gain following a decrease in the mark-to-market valuation loss of the embedded derivative liability on the earn out units in connection with the Incentive Distribution Right ("IDR") reset transaction. A loss of $2.5 million on this derivative was recorded in 3Q.

As a result of the foregoing, 4Q distributable cash flow1 was lower at $26.0 million compared to $41.0 million in the third quarter. As anticipated, the distribution coverage ratio1 decreased accordingly from 1.0 in 3Q to 0.63 in 4Q.

Commercial Review

On November 1, 2017, the LNG carrier Golar Grand completed its charter with Golar. From November 2, 2017 through to May 2019 Golar Partners will receive revenue only from the vessel's new oil major charterer. Although the new hire rate is significantly lower than the charter rate to Golar, the new charter also contains a series of options at increased rates.

On January 19, 2018 the Partnership executed a 15-year charter with an energy and logistics company for the provision of an FSRU in the Atlantic Basin. Golar Partners can nominate either of its two available FSRUs to service the contract provided that the nominated unit satisfies certain technical specifications ahead of project start-up, expected in the fourth quarter of 2018. The capital element of the charter rate will vary according to demand for regasification throughput but includes a cap and a floor that is expected to generate annual operating income before depreciation and amortization of between approximately $18 and $22 million. The charter includes an option after three years for the charterer to terminate the contract and seek an alternative regasification solution, but only in the event that certain throughput targets have not been met. Additionally, Golar Partners will have a matching right to provide such alternative solution. The charter also includes a 5-year extension option.

The nominated FSRU is expected to remain in service for up to 15-years without dry-dock. In the event that the Golar Freeze is selected to service this contract Golar Partners has the right to terminate its obligations under the current DUSUP charter whilst continuing to receive the capital element of the charter from DUSUP until April 2019. Modifications and dry-docking costs for the Golar Freeze are expected to cost approximately $15.0 million. Dry-dock, modification and re-activation costs for the Golar Spirit would be in excess of this.

An increasing number of emerging markets for LNG require smaller volumes on more flexible terms. Demand growth within these markets is also subject to higher levels of uncertainty. A large industrial user or small utility may represent initial anchor demand for an FSRU with the expectation that new end users will cluster around the anchor customer or that other users nearby will switch from more expensive fuels to take advantage of an FSRU's underutilized regas capacity over time. An FSRU that provides for small scale offloading also allows for other less proximate demand to be met. Excess capacity that will never be utilized on larger and more expensive newbuild FSRUs undermines this business model. Golar Partners is in a good position to capitalize on this mid-size FSRU market with its remaining FSRU, ships available for conversion to suitably sized FSRUs and access to Golar’s proven low cost conversion model. Active discussions and negotiations with other potential customers continue, which include projects to convert LNGCs to FSRUs.

Golar Partners also continues to pursue re-contracting shipping opportunities for the LNG carriers Golar Maria and Golar Mazo which completed their long-term charters on November 30, 2017 and December 29, 2017 respectively. A dramatic reduction in prompt available vessels over the winter period meant that steam turbine vessels represented the majority of available tonnage on several occasions. Attracted by their lower rates, traders have also favored modern steam turbine vessels from time to time. Golar Maria and Golar Mazo have undertaken spot charters and although spot rates for these vessels have improved to levels close to $40kpd, utilization levels mean that revenues received currently cover little more than operating & voyage expenses. A reduction in opportunities for steam vessels is expected as the shoulder period between the winter and summer season approaches.

Acquisitions

On August 15, 2017 the Partnership announced that it had entered into an agreement to acquire an equity interest in FLNG Hilli Episeyo. Equivalent to 50% of the two contracted liquefaction trains, out of a total of four, the common units also include a 5% stake in any future incremental earnings generated by the currently uncontracted expansion capacity but do not include exposure to the oil linked component of Hilli’s tolling fee.

FLNG Hilli Episeyo arrived in Cameroon in late November. Customs clearance, positioning, mooring hook- up and connection to the riser and umbilicals followed shortly thereafter. In early December a Notice of Readiness was tendered to Perenco and SNH. A ship-to-ship transfer of cool down LNG with the Golar Bear was completed in mid-December followed by the introduction of feed gas from the onshore processing plant. Full commissioning of the gas treatment systems is now substantially complete and they are running satisfactorily. Commissioning of the refrigerant trains continued through to February and first LNG production is expected to commence in the coming days. Although Golar reiterates the importance of taking the time it needs to safely commission the vessel, at this time, final commissioning followed by acceptance testing remains on track for mid-April. Subject to the satisfaction of certain conditions, including the acceptance of Hilli Episeyo under its contract with Perenco and SNH, closing of the acquisition also remains on track to take place on or before April 30, 2018.

The acquisition is expected to be an accretive transaction that will substantially increase the Partnership's effective revenue backlog4. Distributable cash from the acquisition will be used to offset the expected reduction in earnings related to vessels with expiring contracts.

Operational Review

Once again the fleet performed well during the quarter achieving 100% availability for scheduled operations. After accounting for layup of the Golar Spirit and the scheduled dry-docking of the Golar Winter, utilization of 91% was recorded for the quarter.

On September 30, 2017 the FSRU Golar Winter entered a shipyard in Spain for its scheduled dry dock. On October 5, 2017 the shipyard’s workforce initiated a general strike which continued through to October 27, 2017. This resulted in 4Q offhire increasing to 52 days, 10 more than initially anticipated.

Financing and Liquidity

As of December 31, 2017, the Partnership had cash and cash equivalents of $247.0 million and restricted cash of $182.9 million. The Partnership's total net debt3 as at December 31, 2017 was $1,069.2 million. Based on the above net debt3 amount and annualized5 fourth quarter 2017 Adjusted EBITDA2, Golar Partners’ net debt3 to Adjusted EBITDA2 ratio was 4.0. As of December 31, 2017, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,335.3 million (including swaps with a notional value of $400.0 million in connection with the Partnership’s bonds) representing approximately 99% of total debt and capital lease obligations net of long-term restricted cash.

The average fixed interest rate of swaps related to bank debt is approximately 1.7% with an average remaining period to maturity of approximately 3.4 years as of December 31, 2017.

Outstanding bank debt as of December 31, 2017 was $987.6 million, which had average margins, in addition to LIBOR, of approximately 2.52%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. At maturity on October 12, the NOK 304 million balance of the NOK 1,300 million bond and associated swap liabilities and accrued interest, collectively amounting to $54.0 million, were settled.

On October 31, 2017 the Partnership closed a 5.52 million $25.0 per unit 8.75% Series A Preferred Unit offering that raised net proceeds of $133.0 million. As perpetual equity without a refinancing requirement, the units are treated as equity on the balance sheet. Golar Partners has the option to redeem these units at any time after five years at par.

On December 20, 2017 the Partnership initiated the sale of common and General Partner units under its ATM facility established in September 2017. As at December 31, 2017, 145,675 common units and 2,973 General Partner units had been issued under this facility generating net proceeds of $3.3 million.

Corporate and Other Matters

As of December 31, 2017, there were 71,192,104 units outstanding in the Partnership. This includes 374,295 common units and 7,639 General Partner units issued on November 16 in connection with the first 50% of the IDR reset Earn-Out units and a further 145,675 common units and 2,973 General Partner units issued in connection with the Partnership's ATM facility. Of the 71,192,104 units, 22,650,429, including 1,423,843 General Partner units, were owned by Golar, representing a 31.8% interest in the Partnership.

On January 25, 2018, Golar Partners declared a distribution for the fourth quarter of $0.5775 per unit for unitholders of record on February 7, 2018. Between January 1, 2018 and the record date a further 617,969 common units and 12,548 General Partner units were issued under the ATM facility generating net proceeds of $14.5 million. The distribution was paid on February 14, 2018 on total units of 71,822,621.

Total outstanding options as at December 31, 2017 were 99,000.

Outlook

As anticipated, operating income for 1Q 2018 will be negatively impacted by an expected 54 days of scheduled seasonal offhire for the FSRU Golar Igloo, lower rates and levels of utilization achieved by the Golar Mazo and Golar Maria in the carrier spot market and a full quarter’s trading by the Golar Grand at her reduced daily rate. Coverage levels will be negatively impacted accordingly. Having anticipated this transition period for some time, coverage levels over prior periods have been increased such that an average ratio for the last three years up to the beginning of 4Q 2017 of 1.26 was achieved.

Including share of net income in affiliates, earnings should improve in 2Q during which the Partnership looks forward to closing the acquisition of its initial equity interest in FLNG Hilli Episeyo.

Underscoring the value of the Partnership's existing assets and further underpinning the current distribution is the 15-year Atlantic FSRU contract due to commence in 4Q 2018. This new contract is expected to contribute around $0.4 billion of effective revenue backlog4. The Partnership believes that the level of interest in smaller scale LNG projects represents grounds for optimism for contracting its remaining uncontracted FSRU, however this is likely to take some time. Promising discussions for a converted FSRU that would utilize one of the steam carriers are also ongoing. The Partnership is planning to undertake this potential project in a joint venture with Golar Power.

The Partnership is in a transitional phase as its first vessels since IPO come off contract and redeliver into a somewhat different market. The acquisition of new assets; the Golar Eskimo in 2015 and in particular the interest in Hilli Episeyo have significantly helped to manage this transitional phase to add new contracted effective revenue backlog. The recent new 15-year FSRU contract and anticipated further new contracts are also supportive. Finally the Partnership has a solid free cash position of $247.0 million as at year end which it intends to invest in additional contracted assets as well as organic growth projects.

1 Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

2 Adjusted EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

3 Net Debt is a non-GAAP financial measure and is defined as short-term debt and current portion of long-term debt plus long- term debt plus obligations under capital leases less cash and cash equivalents less restricted cash. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

4 Revenue backlog and effective revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes the Partnership's pro-rata share of Hilli Episeyo revenues which are expected to be recorded as "Equity in net earnings of affiliates".

5 Annualized means the figure for the quarter multiplied by 4.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	our ability to maintain cash distributions and the amount of any such distributions;
•	our ability to consummate the Acquisition of Hilli Episeyo on a timely basis or at all;
•	the timeliness of the Golar Hilli Episeyo commissioning and acceptance by the charterer;
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the acquisition of an indirect interest in the entity that owns the FLNG, the Hilli Episeyo;
•	the future share of annual contracted revenues, net of operating expenses relating to the Hilli Episeyo,

which we expect to be accounted for under the equity method;

•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in commodity prices;
•	the liquidity and creditworthiness of our charterers;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	our future financial condition or results of operations and future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	our and Golar's ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charterers;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage the relationships and reputation of Golar, Golar Power Limited (or Golar Power) and OneLNG S.A. (or OneLNGSA) in the LNG industry;
•	our ability to purchase vessels from Golar, Golar Power and OneLNGSA in the future;
•	our continued ability to enter into long-term time charters, including our ability to re-charter FSRUs and carriers following the termination or expiration of their time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;
•	availability of skilled labor, vessel crews and management;
•	our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	challenges by authorities to the tax benefits we previously obtained;
•	estimated future maintenance and replacement capital expenditures;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	our business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

February 28, 2018

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Finance Officer

Graham Robjohns - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2017	2017	2017	2016	2016
	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec
(in thousands)
Time charter revenues	$87,598	$99,449	$415,679	$108,494	$413,230
Time charter revenues from related parties (1)	2,515	6,186	17,423	6,448	$28,368
Total operating revenues	90,113	105,635	433,102	114,942	441,598
Vessel operating expenses	15,384	17,198	68,278	13,390	59,886
Voyage and commission expenses	2,220	3,853	9,695	1,501	5,974
Administrative expenses	5,456	4,933	15,209	2,674	8,600
Depreciation and amortization	26,556	26,356	103,810	25,286	100,468
Total operating expenses	49,616	52,340	196,992	42,851	174,928

Operating income	40,497	53,295	236,110	72,091	266,670

Other non-operating income	—	922	922	1,318	1,318

Financial income / (expenses)
Interest income	3,079	2,105	7,804	969	4,295
Interest expense	(18,446)	(19,876)	(75,425)	(16,984)	(66,938)
Other financial items	9,080	(2,034)	(7,567)	20,556	(2,745)
Net financial (expenses) / income	(6,287)	(19,805)	(75,188)	4,541	(65,388)

Income before tax	34,210	34,412	161,844	77,950	202,600
Tax	(4,475)	(4,378)	(16,996)	(2,822)	(16,858)

Net income before non-controlling interests	29,735	30,034	144,848	75,128	185,742
Less: Net income attributable to non-controlling interests	(4,380)	(3,491)	(15,568)	(3,685)	(13,571)
Net income	$25,355	$26,543	$129,280	$71,443	$172,171

Weighted average units outstanding (in thousands of units):
Common units (2) (3) (4)	69,431	69,248	68,671	63,618	53,786
Subordinated units(2)	—	—	—	—	7,931
General partner units(3) (4)	1,417	1,413	1,403	1,309	1,270
Preference units (5)	4,080	—	1,028	—	—

(1) Revenues from related parties relates to the charter of the Golar Grand to Golar which ended on November 1, 2017.

(2) Under the Partnership Agreement, the subordination period expired in May 2016 and all our subordinated units, which were 100% held by Golar, converted to common units in June 2016.

(3) On October 13, 2016, we entered into an exchange agreement (the “Exchange Agreement”) with Golar and our general partner pursuant to which Golar and our general partner agreed to contribute all of their rights, title and interest in the then-outstanding incentive distribution rights (“IDRs”) in exchange for the issuance of new IDRs to Golar (the “IDR Exchange”). Under the Exchange Agreement, we agreed to issue an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units to Golar and our general partner, respectively (collectively, the “Earn-Out Units”). As of November 14, 2017, the first target distribution was met and pursuant to the terms of the Exchange Agreement, we issued half of the Earn-Out Units (374,295 common units and 7,639 general partner units).

(4) In September 2017, we entered into an equity distribution agreement to sell from time to time our common units having an aggregate offering price of up to $150,000,000. As of December 31, 2017, 145,675 common units were sold and to maintain its 2% general partner interest, our general partner acquired 2,973 general partner units.

(5) In October 2017, 5,520,000 Series A Cumulative Redeemable Preferred Units were sold in an underwritten public offering.

Golar LNG Partners LP

CONDENSED CONSOLIDATED BALANCE SHEETS

	At December 31,	At December 31,
	2017	2016
(in thousands)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	$246,954	$65,710
Restricted cash	27,306	44,927
Other current assets	26,105	25,266
Amount due from related parties	7,625	23,914
Inventories	3,506	1,110
Total Current Assets	311,496	160,927
Non-current
Restricted cash	155,627	117,488
Vessels and equipment and vessel under capital lease, net	1,694,868	1,763,896
Intangible assets, net	73,206	86,133
Other long-term assets	14,927	17,017
Amount due from related parties (1)	177,247	107,247
Total Assets	$2,427,371	$2,252,708

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	118,850	78,101
Current portion of obligation under capital lease	1,276	787
Other current liabilities	59,961	136,584
Total Current Liabilities	180,087	215,472
Non-current
Long-term debt	1,252,184	1,296,609
Obligation under capital lease	126,805	116,964
Other long-term liabilities	20,694	19,234
Total Liabilities	1,579,770	1,648,279

Equity
Partners' capital	771,031	541,506
Accumulated other comprehensive income/(loss)	26	(5,053)
Non-controlling interest	76,544	67,976

Total Liabilities and Equity	$2,427,371	$2,252,708

(1) The amount of $177.2 million corresponds to (i) a $70 million deposit paid to Golar upon execution of the Hilli purchase and sale agreement in August 2017; and (ii) a further $107.2 million relating to the deferred purchase price receivable due from Golar in connection with the Tundra Put Sale. Upon closing of the Hilli acquisition which is expected to occur on or before April 30, 2018, these sums will be applied against the net purchase price.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2017	2017	2017	2016	2016
	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec
OPERATING ACTIVITIES
Net income before non-controlling interests	$29,735	$30,034	$144,848	$75,128	$185,742
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	26,556	26,356	103,810	25,286	100,468
Movement in deferred tax liability	540	530	2,084	360	2,064
Release of deferred tax asset	501	1,355	5,086	1,364	5,308
Amortization of deferred charges	1,391	1,424	5,969	1,195	8,412
Drydocking expenditure	(6,947)	(7,298)	(20,660)	—	(4,060)
Realized (gain)/loss on bond repurchase	(246)	—	6,327	—	—
Unrealized foreign exchange losses/(gains)	76	1,992	3,658	(116)	(532)
Unit option expense	59	59	239	203	23
Interest element included in obligation under capital lease, net	123	146	534	146	(1,205)
Change in assets and liabilities:
Trade accounts receivable	(9,059)	2,296	2,188	(2,452)	1,126
Inventories	(1,366)	1,467	458	21	230
Prepaid expenses, accrued income and other assets, including long term assets	(4,021)	22,481	(2,240)	(7,643)	(5,305)
Amount due (from)/to related companies	(10,419)	5,264	17,856	12,945	(17,512)
Trade accounts payable	77	126	1,417	(611)	(1,700)
Accrued expenses	3,672	(486)	9,889	(8,176)	(4,746)
Restricted cash	—	(5)	(5)	—	(129)
Other current liabilities	(5,874)	(2,534)	(10,455)	(25,027)	(6,952)
Net cash provided by operating activities	24,798	83,207	271,003	72,623	261,232

INVESTING ACTIVITIES
Additions to vessels and equipment	(160)	(266)	(426)	—	—
Deposit made in connection with acquisition from Golar (1)	—	(70,000)	(70,000)	—	(107,247)
Net cash used in investing activities	(160)	(70,266)	(70,426)	—	(107,247)

FINANCING ACTIVITIES
Proceeds from debt	—	—	375,000	—	815,000
Repayments of debt including debt due to a related parties	(23,283)	(26,845)	(228,816)	(24,894)	(770,422)
Repayments of obligation under capital lease	(171)	(311)	(821)	(122)	(122)
Repurchase of high yield bonds and related swaps	(54,009)	—	(234,197)	—	—
Proceeds from issuances of equity (2)	136,266	(664)	255,040	—	—
Dividends paid to non-controlling interest	—	—	(7,000)	(3,200)	(12,360)
Restricted cash	(1,619)	(38,892)	(12,102)	(8,023)	7,627
Common units buy-back and cancellation	—	—	—	—	(495)
Cash distributions paid	(41,689)	(40,807)	(161,060)	(40,071)	(154,668)
Financing costs paid	—	(87)	(5,377)	—	(13,521)
Net cash provided by/(used in) financing activities	15,495	(107,606)	(19,333)	(76,310)	(128,961)

Net increase/(decrease) in cash and cash equivalents	40,133	(94,665)	181,244	(3,687)	25,024
Cash and cash equivalents at beginning of period	206,821	301,486	65,710	69,397	40,686
Cash and cash equivalents at end of period	$246,954	$206,821	$246,954	$65,710	$65,710

(1) In August 2017, upon execution of the Hilli purchase and sale agreement, we paid a $70 million deposit to Golar.

(2) Includes net proceeds of $133.0 million from Series A Preferred Unit offering.

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The table below reconciles distributable cash flow to net income before non-controlling interests, the most directly comparable U.S. GAAP measure and the computation of coverage ratio.

	Three months ended December 31, 2017	Three months ended September 30, 2017
(in thousands)
Adjusted EBITDA	67,053	80,573

Interest income	3,079	2,105
Interest expense (excluding amortization of deferred charges)	(17,055)	(18,452)
Other cash financial items	(1,625)	(1,820)
Current income tax charge	(3,434)	(2,493)
Deferred income	332	914
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(15,672)	(15,699)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(4,636)	(4,165)
Distributions relating to preferred units	(2,080)	—

Distributable cash flow	25,962	40,963

Depreciation and amortization	(26,556)	(26,356)
Unrealized gain from interest rate derivatives	9,222	4,278
Unrealized gain/(loss) on IDR reset	1,559	(2,500)
Unrealized foreign exchange loss	(76)	(1,992)
Amortization of deferred charges	(1,391)	(1,424)
Deferred income	(332)	(914)
Movement in deferred tax liability	(540)	(530)
Release of deferred tax asset	(501)	(1,355)
Distributions relating to preferred units	2,080	—
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	15,672	15,699
Non-controlling interest’s share of DCF before maintenance and replacement capital	4,636	4,165

Net income before non-controlling interest	29,735	30,034

Distributions declared:
Common unitholders	40,648	39,991
General partner	830	816
Sub-total	41,478	40,807

Distribution coverage ratio	0.63	1.00

(1) Refers to accrued distributions to Series A preferred unitholders for the period from issuance to December 31, 2017.

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

Annualized means the figure for the quarter multiplied by four.

	Three months ended December 31,
(in thousands)	2017	2016
Net income before non-controlling interests	$29,735	$75,128

Depreciation and amortization	26,556	25,286
Interest income	(3,079)	(969)
Interest expense	18,446	16,984
Other financial items	(9,080)	(20,556)
Income taxes	4,475	2,822

Adjusted EBITDA	$67,053	$98,695
Annualized adjusted EBITDA	$268,212	$394,780

Net Debt

Net Debt is defined as current portion of long-term debt plus long-term debt plus current portion of capital lease obligations plus obligations under capital leases less cash and cash equivalents and restricted cash. Net Debt is a non-GAAP financial measure used by investors to measure our performance and should not be considered as an alternative to any other indicator of Golar Partners' performance calculated in accordance with U.S. GAAP..

The Partnership believes that net debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.

We provide a ratio of net debt to annualized adjusted EBITDA to enable our investors to understand better our liquidity position and our ability to service our debt obligations.

	At December 31,	At September 30,	At December 31,
(in thousands)	2017	2017	2016
Current portion of long-term debt	118,850	158,067	78,101
Current portion of capital lease obligations	1,276	1,112	787
Long-term debt	1,252,184	1,273,037	1,296,609
Obligation under capital lease	126,805	126,051	116,964
Total Debt	$1,499,115	$1,558,267	$1,492,461

Cash and cash equivalents	246,954	206,821	65,710
Restricted cash - short term	27,306	21,817	44,927
Restricted cash - long term	155,627	158,476	117,488
Total Cash and Cash Equivalents	$429,887	$387,114	$228,125

Net Debt	$1,069,228	$1,171,153	$1,264,336

Net Debt to Annualized Adjusted EBITDA	4.0	3.6	3.2